WOODSIDE

16 March 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Release which has recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- North West Shelf Venture and Tohoku Electric sign LNG Heads of Agreement

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

WOODSIDE PETROLEUM LTD.
ABN - 55 004 898 962
Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

ASX ANNOUNCEMENT
,(ASX: WPL)

FRIDAY, 16 MARCH 2007
5:00PM (AWDT)

WOODSIDE

MEDIA
PETER KERMODE
W: + 61 8 9348 4135
M: + 61 411 209 459
E: peter.kermode@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

NORTH WEST SHELF VENTURE AND TOHOKU ELECTRIC SIGN LNG HEADS OF AGREEMENT

The North West Shelf Venture participant companies and Tohoku Electric of Japan have signed a heads of agreement for the ongoing supply of liquefied natural gas from Australia's largest resources project.

In a multi-part deal commencing in April 2010, the North West Shelf Venture will:

- increase LNG quantities under an existing agreement
- convert that agreement from a loaded basis to an ex-ship basis
- supply a new quantity of LNG on an ex-ship basis

The net effect of these elements is to increase the supply of LNG by about 0.5 million tonnes a year starting in 2010 for eight years. Total North West Shelf Venture LNG sales to Tohoku Electric will now be about 1 million tonnes a year from 2010.

The six equal participants in the NWS Venture are: Woodside Energy Ltd. (16.67% and operator); BHP Billiton Petroleum (North West Shelf) Pty Ltd (16.67%); BP Developments Australia Pty Ltd (16.67%); Chevron Australia Pty Ltd (16.67%); Japan Australia LNG (MIMI) Pty Ltd (16.67%); and Shell Development (Australia) Proprietary Limited (16.67%).

CNOOC NWS Private Limited is also a member of the North West Shelf Venture but does not have an interest in North West Shelf Venture infrastructure.

END